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Exhibit 1

ANNUAL INFORMATION FORM

APRIL 25, 2005

ABER DIAMOND CORPORATION
P.O. Box 4569, Station A
Toronto, Ontario, Canada    M5W 4T9
Tel 416.362.2237    Fax 416.362.2230

www.aber.ca

ABER DIAMOND CORPORATION
TABLE OF CONTENTS

ITEM 1 —	CORPORATE STRUCTURE	3
	NAME, ADDRESS AND INCORPORATION	3
	INTERCORPORATE RELATIONSHIPS	4
ITEM 2 —	GENERAL DEVELOPMENT OF THE BUSINESS	5
	THREE YEAR HISTORY	5
	The Diavik Mine	5
	Diamond Supply Agreement with Tiffany & Co.	6
	Credit Facility	6
	Dividend and Share Repurchase Plan	6
	Acquisition of Harry Winston, Inc.	6
ITEM 3 —	DESCRIPTION OF THE BUSINESS	7
	GENERAL	7
	MINING	7
	Principal Markets and Distribution	7
	Production	7
	Specialized Skills and Knowledge	7
	Competitive Conditions	7
	Seasonality	8
	Changes to Contracts	8
	Environmental Protection	8
	Employees	8
	Foreign Operations	8
	RETAIL	8
	Principal Markets and Distribution	8
	Production and Raw Materials	9
	Specialized Skills and Knowledge	9
	Competitive Conditions	9
	Trademarks	9
	Seasonality	10
	Economic Dependence	10
	Environmental Protection	10
	Employees	10
	Foreign Operations	10
	REORGANIZATION	10
	SOCIAL AND ENVIRONMENTAL POLICIES	10
	Aboriginal Issues and Local Resources	10
	Environmental Regulations	11
	RISK FACTORS	12
	Nature of Mining	12
	Joint Venture	12
	Diamond Prices	12
	Currency Risk	12
	Regulatory and Environmental Risks	13
	Resource and Reserve Estimates	13
	Licences and Permits	13
	Insurance	13
	Reliance on Skilled Employees	14
	Competition in the Luxury Jewelry Segment	14
	MINERAL PROPERTIES	14
	The Diavik Mine	14
	Summary of Technical Report	14
	Property Location, Access and Infrastructure	15
	History	16
	Geology and Mineralization	16
	Drilling and Sampling	17
	Mineral Resources and Mineral Reserve Estimates	17
	Other relevant data and information	20
	Other Properties	21

ITEM 4 —	DIVIDENDS	21
ITEM 5 —	DESCRIPTION OF CAPITAL STRUCTURE	21
ITEM 6 —	MARKET FOR SECURITIES	21
	TRADING PRICE AND VOLUME	22
ITEM 7 —	DIRECTORS AND OFFICERS	22
	NAME, OCCUPATION AND SECURITY HOLDING	22
	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	25
ITEM 8 —	AUDIT COMMITTEE	25
	EDUCATION AND EXPERIENCE	25
	PRE-APPROVAL POLICIES AND PROCEDURES	26
	External Auditor Service Fees	26
ITEM 9 —	LEGAL PROCEEDINGS	26
ITEM 10 —	INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	26
ITEM 11 —	TRANSFER AGENT AND REGISTRAR	27
ITEM 12 —	INTERESTS OF EXPERTS	27
ITEM 13 —	MATERIAL CONTRACTS	27
ITEM 14 —	ADDITIONAL INFORMATION	27
APPENDIX 1: AUDIT COMMITTEE CHARTER		28
APPENDIX 2: GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT		37

Currency

Unless otherwise specified, all dollar references are to United States dollars. On April 25, 2005, one Canadian dollar was worth approximately $1.2375 in US currency, based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

Forward Looking Statements

Included in this Annual Information Form are "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this Annual Information Form, words such as "estimate", "intend", "expect", "anticipate", "projected" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties.

All forward-looking statements are based on Aber Diamond Corporation's ("Aber" or the "Company") current beliefs as well as assumptions made by and information currently available to the Company and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, market forces and commitments. This forward-looking information mainly concerns Aber's plans for its diamond marketing initiatives at both the rough and retail level and is based on the judgment of management. With respect to Aber's future revenues from its marketing activities, differences may result from developments in world diamond markets, diamond valuations, risks relating to the Company's entry into luxury diamond and jewelry retailing through the acquisition of a 51% interest in Harry Winston, Inc. and other factors. With respect to the Diavik Mine (known as the Diavik Project prior to the commencement of commercial production), differences may result from additional drilling, sampling, diamond valuations, engineering and construction timetables and problems, unanticipated problems with mine operations and production, revision to mining plans and other operational decisions taken by Aber's Joint Venture partner, Diavik Diamond Mine Inc., fluctuations in energy, labour and other input costs, financial arrangements, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the US dollar, and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of Aber or its Joint Venture partner and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this Annual Information Form, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.

Preface

The following documents are specifically incorporated by reference in this Annual Information Form:

1.
The consolidated financial statements of Aber Diamond Corporation for the fiscal year ended January 31, 2005 prepared in accordance with Canadian generally accepted accounting principles and the auditors' report thereon;

2.
Management's Discussion and Analysis of Aber Diamond Corporation for the year ended January 31, 2005; and

3.
Report in respect of the Diavik Mine dated April 8, 2005, prepared by Roscoe Postle Associates Inc. (the "Technical Report").

The above documents are available for review on the System for Electronic Data Analysis and Retrieval ("SEDAR"), which may be accessed on the Internet at website: www.sedar.com.

ITEM 1 — CORPORATE STRUCTURE

Name, Address and Incorporation

Aber Resources Ltd. was formed on April 19, 1994, under the Company Act (British Columbia) by the amalgamation of a predecessor company (also called Aber Resources Ltd., which had been incorporated on July 8, 1980) with Commonwealth Gold Corporation ("Commonwealth Gold"). On August 3, 2000, the company name, Aber Resources Ltd., was changed to Aber Diamond Corporation. On July 12, 2002, Aber Diamond Corporation was continued under the Canada Business Corporations Act. In this Annual Information Form, unless the context otherwise dictates, a reference to "Aber" or the "Company" refers to Aber Diamond Corporation and, where appropriate, its predecessor corporations and its subsidiaries.

The principal office of the Company is located at P.O. Box 4569, Station A, Toronto, Ontario, Canada, M5W 4T9 and the registered office of the Company is located at 36 Toronto Street, Suite 1000, Toronto, Ontario, Canada, M5C 2C5.

Intercorporate Relationships

As at April 18, 2005, Aber Diamond Corporation's corporate structure was as follows:

Aber Diamond Corporation (Canada)
100%
Aber Fifth Avenue Corporation (Canada)
100%
HWH Acquisition Company LLC (Delaware)
51%
HW Holdings, Inc. (Delaware)
100%
Harry Winston, Inc. (New York)
100%
Harry Winston Rare Jewels Ltd. (NewYork)
1.74%
98.26%
SARL Harry Winston (France)
100%
Harry Winston Far East k.k. (Japan)
100%
Andromeda Technical Services & Mining Corp. of South Africa, Ltd. (South Africa)
100%
Harry Winston S.A. (Switzerland)
100%
Harry Winston Ultimate Timepiece S.A. (Switzerland)
44%
Les Cadraniers de besera. S.A. (Switzerland)
49%
Harry Winston LLC (United Arab Emirates)
100%
Harry Winston of New York PVBA (Belgium)
100%
Harry Winston (Hong Kong) Limited (Hong Kong)
100%
718 Fifth Avenue Corporation (New York)
100%
Aber Quebec Inc. (Canada)
100%
6019838 Canada Inc. (Canada)
100%
6296220 Canada Inc. (Canada)
100%
Aber U.S. Operating Company LLC (Delaware)
100%
Aber Technical Services Inc. (Canada)
100%
Aberex Minerals Ltd. (British Columbia)
100%
Aber Diamond Mines Ltd. (NWT)
100%
6355137 Canada Inc. (Canada)
1%
99%
Aber Diamond Limited Partnership (NWT)
40%
Diavik Diamond Mines (NWT)
100%
Aber Investments Limited (Cyprus)
100%
Aber India Private Limited (India)
100%
Aber Diamond Marketing SARL (Luxembourg)
51%
Aber Diamond Trading SARL (Switzerland)
99%
1%
Aber International N.V. (Belgium)

ITEM 2 — GENERAL DEVELOPMENT OF THE BUSINESS

Aber Diamond Corporation is a specialist diamond company with assets in the mining and retail segments of the diamond industry.

Aber's interest in the mining segment consists of a 40% joint venture interest in the Diavik Diamond Mine ("Diavik" or "Diavik Mine" or the "Joint Venture") located off of Canada's Lac de Gras in the Northwest Territories. Under the Joint Venture Agreement with Diavik Diamond Mines Inc. (the "Operator" or "DDMI"), the 60% joint venture partner and wholly owned subsidiary of Rio Tinto Plc,. Aber pays 40% of the project operating and capital costs and receives 40% of diamond production. Aber markets a substantial part of its share of diamonds to the global market through its rough diamond marketing arm, Aber International N.V., based in Antwerp, Belgium.

Aber's participation in the retail segment of the diamond pipeline is by means of its 51% controlling interest in Harry Winston, Inc. ("Harry Winston"). Harry Winston is one of the most prestigious and well known brands in the jewelry business built on a 70-year history of selling high-end jewelry to a select and elite clientele.

Three Year History

The Diavik Mine

During the 2002 calendar year, Diavik completed its construction phase and moved into full scale commissioning of the mine, process plant and all support facilities, ahead of schedule and comfortably within budget. Aber received its first shipments of rough diamonds during November and December of that year and the rough diamonds were subsequently sold in March 2003 for an average price of $96.22 per carat. The average price received compared favourably to the $79 per carat predicted by the May 2000 Bankable Feasibility Study. Approximately half of the improvement was attributable to improved diamond quality compared to the Feasibility Study projections, with the other half being due to an under recovery of small, low value diamonds.

In July 2003, a sample of 11,771 carats of rough diamonds were recovered from the low grade upper section of the A154 North kimberlite pipe and valued by WWW International Diamond Consultants Ltd. at a price of $82 per carat. The A154 North bulk sample valuation result was a component in the work to assess the feasibility of bringing the underground resource tonnage of A154 North to reserve status. This valuation work was incorporated into the new mineral reserve and mineral resource statement received by Aber in March 2005 and resulted in an increase to the reported mineral reserves contained within A154 North.

Production during calendar 2003 continued to ramp-up and by year end, Diavik had produced 3.8 million carats of rough diamonds with Aber's share being 1.5 million carats.

In late calendar 2004, the Operator presented a revised mine plan to the Joint Venture participants. The plan advances the development of the A418 dike and open pit as well as the construction of a decline designed to establish optimum underground mining techniques ahead of planned underground mining of the A418, A154 South and A154 North pipes. The revised mine plan also forecasts production to be between 8 to 10 million carats per annum for calendar years 2006 to 2009 and 8.5 to 9.5 million carats for calendar 2005.

Calendar 2004 was the Diavik Mine's first full year of operations and production totalled 7.6 million carats, of which Aber's share was 3.0 million carats.

Diamond Supply Agreement with Tiffany & Co.

In 1999, Tiffany & Co. purchased 8 million shares (C$104 million) of the Company in a private placement. The proceeds provided Aber with the funds to proceed with the early stages of the development of the Diavik Mine. The purchase of the Aber shares entitled Tiffany to nominate one director to Aber's board of directors. James N. Fernandez, the Executive Vice-President of Tiffany, was appointed on July 30, 1999.

A diamond sales agreement with Tiffany & Co., completed at the same time, provided the Company with an off-take for a specific portion of its share of production at a discount to market prices. The off-take agreement was essential to the completion of a loan facility that provided the largest portion of the Company's share of the capital requirements for the Diavik Mine.

On December 6, 2004, Aber and Tiffany & Co. agreed to change the terms of the private placement and diamond sales agreements. Certain restrictions on the sale of the shares held by Tiffany & Co. were removed and the market price discount applied to sales of rough diamonds by the Company to Tiffany & Co. was eliminated. Immediately following this, Tiffany sold its interest in the Company and James N. Fernandez resigned from Aber's board of directors.

Credit Facility

On January 29, 2002, the Company closed the financing of a $230 million loan facility ("Project Loan Facility") to fund its share of the capital requirements for the completion of the Diavik Mine.

On March 3, 2004, the Company amended its Project Loan Facility. The Company's previous $230 million Project Loan Facility was converted into a $100 million senior secured term facility and a $75 million senior secured revolving facility under an amendment and restatement of the Project Loan Facility credit agreement. The amended facility provides the Company with improved economic terms and less restrictive covenants.

Dividend and Share Repurchase Plan

On December 6, 2004, the Company announced the implementation of a plan to return value to shareholders in the form of common share dividends combined with a share repurchase program. The Board of Directors approved a policy to initially provide an annual dividend of US$0.60 per share, paid quarterly.

The Company's share repurchase program, implemented through a Normal Course Issuer bid on the TSX for up to 2,850,000 of the Company's outstanding shares, commenced on February 14, 2005, and will terminate on February 13, 2006.

Acquisition of Harry Winston, Inc.

In November 2003, discussions with the owners of Harry Winston had progressed to the stage where a letter of intent was signed between the Company and the other parties regarding the staged acquisition by the Company of Harry Winston.

The Company completed the acquisition of a 51% controlling interest in Harry Winston on April 2, 2004, for $85 million, of which $20 million was in the form of additional working capital. The Company has the option to purchase the remaining 49% on the sixth anniversary at the then fair market value, failing which Harry Winston can then be sold as an entity including the Company's 51% interest.

ITEM 3 — DESCRIPTION OF THE BUSINESS

General

The Company operates in the two most profitable segments of the diamond industry: mining and retail. Through selective investments in high-quality components of the industry, Aber links the premium mine production of the Diavik Mine to a premium diamond jewelry brand, Harry Winston, and exploits the synergies not otherwise available to the individual businesses.

Mining

Aber's participation in the mining sector of the diamond industry is through its 40% joint venture interest in the Diavik Mine located off Lac de Gras in Canada's Northwest Territories. The Diavik Mine is operated by DDMI, a wholly owned subsidiary of Rio Tinto Plc.

Principal Markets and Distribution

Aber markets its share of production from the Diavik Mine by means of two sales channels: (i) directly to Tiffany & Co. pursuant to a diamond sales agreement and (ii) to the Antwerp, Belgium open market.

Sales to the Antwerp open market currently take place through a wholly owned subsidiary, Aber International N.V ("Aber International"). Aber International's clients are based in the major diamond cutting and manufacturing centres of India, Israel, the United States, and Belgium. Aber is investigating additional avenues to sell directly into some of the major diamond cutting and manufacturing centres.

Mining segment sales to third parties, including Tiffany & Co., accounted for 66.6% of Aber's consolidated revenues for the 2004/2005 fiscal year. In fiscal 2003/2004, sales to third parties, including Tiffany & Co., accounted for 100% of consolidated revenues.

Production

The Diavik Mine has three ore bodies in the current mine plan: A154 South, A154 North, and A418. Production is primarily from open pit mining of the A154 South ore body with additional production coming from the A154 North ore body.

Specialized Skills and Knowledge

Aber's success at marketing diamonds is dependent on the services of key executives and skilled employees, and the continuance of key relationships with certain third parties, such as diamantaires.

Competitive Conditions

Supply-demand imbalances in the rough diamond market have led to over all increases in rough diamond prices, especially for higher-end white goods.

The De Beers' Supplier of Choice ("SOC") strategy, which aims to stimulate demand by focusing supply through firms with downstream marketing initiatives, has resulted in a consolidation of their customer base leaving many polishers eagerly searching for new supply. This condition was exacerbated by reduced production levels from De Beers' mines as well as from BHP Billiton's Ekati Mine and Rio Tinto's Argyle Mine. Although De Beers was able to make up for its supply shortfall in the second half of calendar 2004, rough diamond prices continued to climb. The Company estimates that Diavik's share of world production in calendar 2004 was approximately 7% by value.

The calendar year began with returning strength to the polished diamond market as robust annual restocking of polished diamonds caused prices to rise. The price of polished diamonds did not keep pace with the price of rough through the year, and manufacturing margins were squeezed as retailers resisted price increases.

By year end, polished stocks had declined due to economic growth in the major diamond consuming countries. Industry estimates indicate that worldwide diamond jewelry sales, the major driver behind polished diamond prices, grew by 8% in U.S. dollar terms.

Seasonality

The Diavik Mine operates in the harsh climate of Canada's North. Therefore production is influenced by weather conditions and slows down during the winter months corresponding to Aber's first and fourth fiscal quarters. The seasonality of production is anticipated to be somewhat mitigated when underground mining commences in calendar 2008.

Changes to Contracts

During fiscal 2005, Aber and Tiffany & Co. negotiated the cancellation of the discount to open market pricing on future diamond sales to be made to Tiffany & Co. under the diamond supply agreement between the companies. Going forward Aber has no contractual obligation to sell any rough diamonds at a discount.

Environmental Protection

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Aber's share as at January 31, 2005, was $25.3 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual timing of the cash outlay for the Joint Venture's obligations under these agreements is not anticipated until later in the life of the Diavik Mine.

Employees

As of April 1, 2005, Aber had 55 employees. The employees are not unionized and there were no strikes in the past year. Management considers the relationship between Aber and its employees to be excellent.

Persons employed at the Diavik Mine are employees of DDMI and not Aber.

Foreign Operations

Aber's rough diamond marketing arm, Aber International, is located in one of the world's diamond centres, Antwerp, Belgium. Aber's management does not believe that Aber is dependant on this specific location, and is investigating whether other locations exclusively or in conjunction with Antwerp are preferable.

Retail

Aber's participation in the retail sector of the diamond industry is through its 51% controlling interest in Harry Winston which was acquired in April of 2004.

Principal Markets and Distribution

Harry Winston sells its exclusive line of diamond focused jewelry and timepieces through eight salons in New York, Beverly Hills, Las Vegas, Tokyo, Osaka, Taipei, Paris, and Geneva. Harry Winston timepieces are also sold through a network of independent distributors.

Sales of jewelry and timepieces to third parties by Harry Winston accounted for 34.4% of Aber's consolidated revenues in fiscal 2004/2005. In fiscal 2003/2004, sales of jewelry and timepieces to third parties accounted for 0% of consolidated revenues.

Production and Raw Materials

Harry Winston product is supplied from its own design and manufacturing workshop located above the New York salon on Fifth Avenue, as well as through purchases and consignment from third parties. Harry Winston outsources the production of certain jewelry designs when costs and production quantities warrant.

Diamonds, gems, and precious metals used in the production of Harry Winston jewelry and timepieces are purchased from a variety of sources with which Harry Winston or Aber have a long standing relationship.

Harry Winston timepieces are designed and manufactured by Harry Winston Ultimate Timepiece S.A. ("HWUT") in Geneva Switzerland. HWUT manufactures most of its own cases and precious metal bracelets and purchases dials through its jointly owned company, Cadraniers de Genève (44%). Movements are purchased from leading Swiss movement suppliers. Design, assembly of components, polishing and quality control are all completed in HWUT's Swiss workshops.

Specialized Skills and Knowledge

Harry Winston employs a number of skilled designers and craftspeople. Management believes that there are alternative sources for most Harry Winston jewelry and timepieces, but due to the craftsmanship involved, it may be difficult to find readily available alternatives in the short-term.

Competitive Conditions

The retail jewelry market added to the prior calendar year's growth on the back of strong economic performance in both existing diamond consuming nations and the emerging diamond consuming nations of India and China. In the United States, which accounts for approximately 50% of diamond jewelry consumption, increased travel and tourism resulting from the lower U.S. dollar stimulated jewelry sales, despite the Presidential election, rising oil prices, and economic uncertainty that depressed consumer confidence. In Japan, there was modest growth in diamond jewelry sales, and for the first time in a decade, Japan experienced sequential yearly growth over 2003 driven by increased consumer marketing.

The Swiss watch industry rebounded in 2004 after recording declines in the prior year. Strong growth in both value and volume of watch exports drove the recovery as the industry reached a new level of 11 billion francs. Reflecting the trend seen in other luxury goods, demand from China increased by over 40% albeit from a low base.

Harry Winston operates in the upper premium market for diamond jewelry. Its main competitors have established reputations for style and expertise similar to that of Harry Winston and compete on the basis of reputation and brand recognition. Differing brands have stronger presence in different geographic regions with Harry Winston having considerable brand recognition in the two largest markets for diamond jewelry, being the United States and Japan.

Trademarks

Harry Winston™, Winston™, Rare Timepiece™, Rare Jewels of the Earth™, and HW Harry Winston Rare TimePieces™ are the principal trademarks of Harry Winston. Harry Winston maintains a program to protect these trademarks from being used by third parties when it is considered likely to cause confusion in the market-place.

Seasonality

As a high-end jeweler, Harry Winston's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, particularly for the US market.

Economic Dependence

The Harry Winston Ultimate Timepiece division is dependant on the supply of movements from the Swiss watch industry. HWUT purchases its base movements from three manufacturers: Swatch Group (ETA & Frederic Piguet), Girard Perregaux SA and Jaquet SA.

A significant downturn in the economies of the two largest markets for diamond jewelry consumption, the United States and Japan, that would result in decreased spending on luxury goods, could have a negative effect on the financial results of Harry Winston.

Environmental Protection

The manufacture of jewelry has environmental risks associated with the use of chemicals used in the polishing and manufacturing processes requiring the proper management of the disposal of the waste material and the need to provide adequate ventilation to the areas where they are used. Harry Winston has the appropriate procedures and infrastructure in place to provide adequate environmental protection.

Employees

As at April 1, 2005, Harry Winston and its subsidiaries employed a total of 239 full time non-unionized personnel. There were no labour disruptions in the past year and management considers the relationship between Harry Winston and its employees to be excellent.

Foreign Operations

Harry Winston operates salons in the United States, Japan, Taiwan, France and Switzerland. Management does not believe that Harry Winston is dependant on any single foreign operation.

Reorganization

In March of 2005, the Company effected an internal reorganization pursuant to which its 40% joint venture interest in Diavik was transferred to Aber Diamond Limited Partnership, a Northwest Territories limited partnership of which Aber Diamond Mines Ltd. is the general partner and owns a 99% limited partnership interest and in which 6355137 Canada Inc., a wholly-owned subsidiary of Aber Diamond Mines Ltd., owns the remaining 1% limited partnership interest.

Social and Environmental Policies

Aboriginal Issues and Local Resources

The Diavik Mine is located on land administered by the Canadian government and is subject to Aboriginal land claims. Five Aboriginal groups have asserted land claim interests in the Lac de Gras area. These groups include the Treaty 11 Dogrib Council, the Lutsel K'e Dene First Nation, Yellowknives Dene First Nation, the North Slave Metis Alliance and the Kitikmeot Inuit Association.

With increasing recognition in Canada of Aboriginal rights to land, the federal government created legislation giving Aboriginal people the right to share in the regulation of natural resource development, including land and water use licensing of mining projects. A major federal legislative initiative, the Mackenzie Valley Resource Management Act, became law in December 1998, succeeding the Canadian Environmental Assessment Act as the legislative authority regulating the Diavik Mine on March 31, 2000.

DDMI has negotiated private "Participation Agreements" with each of the five Aboriginal groups, under a policy based on mutual respect, active partnership and long-term commitment. The Participation Agreements provide mine-related training, employment, business development, and capacity-building opportunities to members of the five Aboriginal groups, and provide DDMI with "quiet enjoyment" provisions for the construction and operation of the Diavik Mine. All five Aboriginal Participation Agreements have resulted in training, employment, and business opportunities, and relations with the Diavik Mine's neighbouring communities are very positive.

DDMI, on behalf of the Diavik Joint Venture, contributes scholarship funding and donations of over C$150,000 annually to charities and other not-for-profit organizations in the Aboriginal communities.

DDMI, as a northern Canadian business, has a policy of maximizing the number of employees from the North, including the Aboriginal communities. During the mine construction phase, Diavik exceeded its northern hire expectations. Construction provided an average of 800 jobs annually, of which over 40% were filled by northern residents, and of these approximately half were Aboriginal northerners. The Diavik Mine is expected to employ over 500 workers annually over its expected life, with direct annual wages exceeding C$30 million. Employment of northern residents, and in particular Aboriginal residents, is a priority, and DDMI has committed to use best efforts to fill 66% of the mine's jobs with northern residents and 40% thereof with Aboriginal northerners.

Environmental Regulations

The Diavik Mine is subject to environmental requirements and conditions of operation contained in several statutes and administered by Canadian federal and Northwest Territorial authorities. These requirements and conditions may change from time to time, and a breach of legislation may result in the imposition of fines or penalties. Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations. To the best of Aber's knowledge, the Diavik Mine is in compliance with environmental laws and regulations currently in effect in the Northwest Territories applicable to its operations.

Federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development, Natural Resources Canada and Transport Canada. Environmental laws and regulations that have a potential impact on the Diavik Mine include those that protect air quality, water quality, archeological sites, migratory birds, animals, and fish. Other important laws and regulations applicable to the Diavik Mine are those that regulate mine development, land use, water use and waste disposal, release of contaminants, water spills, spill response, transportation of dangerous goods, explosives use and the maintenance of navigable channels.

Northwest Territories requirements are administered by the Departments of Education, Culture and Employment; Resources, Wildlife and Economic Development; Transportation; and Workers Compensation Board-Prevention Services. Laws and regulations that might impact the Diavik Mine include those that protect heritage resources, wildlife, the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides. The Coppermine River, which has its source in Lac de Gras, flows from the Northwest Territories into the Territory of Nunavut. In August 2000, the Diavik Mine was issued with the final Type "A" Water Licence with associated engineering and management plans required under the license being approved by the Mackenzie Valley Land and Water Board three months later. The Water License expires on August 31, 2007. The Operator anticipates being able to renew the licence.

Risk Factors

Aber is subject to a number of risks and uncertainties as a result of its operations, including, without limitation, the following risks:

Nature of Mining

The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in: personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions may be encountered in the drilling and removal of ore.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company's profitability.

Joint Venture

The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint venture between DDMI (60%) and Aber (40%), and is subject to the risks normally associated with the conduct of joint ventures. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. DDMI has a 60% interest in the Diavik Mine and has a controlling vote in all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company, which the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company's interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices

The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each is, in turn, dependent in part upon the worldwide price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the United States and Japan, and the level of demand for and discretionary spending on luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, particularly in the United States or Japan, or the occurrence of terrorist activities creating disruptions in economic growth, could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry and Aber's results of operations.

Currency Risk

Currency fluctuations may affect the Company's financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Aber's currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, will therefore increase the expenses of the Diavik Mine and the amount of the Company's Canadian dollar liabilities relative to the revenue Aber will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston, respectively.

From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Regulatory and Environmental Risks

The operation of the Diavik Mine and exploration activities at the Diavik project are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, increase costs and/or cause a reduction in levels of production from the Diavik Mine.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent Aber is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

The Company's figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing and production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Licences and Permits

The operation of the Diavik Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Mine Type "A" Water License granted by the Mackenzie Valley Land and Water Board expires on August 31, 2007. While the Operator anticipates being able to renew the licence, there can be no guarantee that DDMI, the Company's joint venture partner and the operator of the Diavik Mine, or failing it, Aber will be able to obtain or maintain this or any other necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Insurance

Aber's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber's operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

Aber's success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company's inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Competition in the Luxury Jewelry Segment

Aber, through its 51% interest in Harry Winston, is exposed to competition in the retail diamond market from other luxury goods diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods diamond and jewelry retailers is dependent upon a number of factors, including the ability of Harry Winston to protect and promote its distinctive brand name. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber's results of operations will be adversely affected.

Mineral Properties

Aber has mineral interests in a few geographically distinct properties. The Diavik mineral claims and mining leases are contained within seven claim blocks (the "Diavik Property") However, only the DDMI-Aber block of the Diavik Property is under development and considered to be material to Aber.

The Diavik Mine

Roscoe Postle Associates Inc. was retained by Aber to carry out an independent audit of the mineral reserves and mineral resources of the Diavik Mine pursuant to National Instrument 43-101. The following sections are reproduced from the summary included in the NI 43-101 Technical Report prepared by Roscoe Postle Associates Inc. ("RPA"), dated April 8, 2005, and filed on www.sedar.com

Aber Diamond Limited Partnership (40%) and Diavik Diamond Mines Inc. ("DDMI") (60%) are joint venture participants in the Diavik Mine located at Lac de Gras in the Northwest Territories, Canada. Aber Diamond Limited Partnership is wholly owned, directly and indirectly, by Aber Diamond Corporation of Toronto, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England and is the mine operator.

Summary of Technical Report

The Diavik Diamond Mine is adjacent to the Ekati Diamond Mine of BHP-Billiton which has been producing since 1998. The main operations at Ekati are located some 30 km northwest of the Diavik Diamond Mine site.

The Diavik Diamond Mine consists of an open pit mine, processing plant and supporting infrastructure. Diamonds produced at the site are transported to Yellowknife where they are sorted and distributed to the joint venture participants. By 2008, the mine and processing plant are expected to treat 2.5 million tonnes of kimberlite per year and forecasts in the order of 9 to 10 million carats of rough diamonds per year. Mining, which commenced in late 2002, is by open pit, with a transition to underground mining scheduled to begin in 2008. Two open pits are planned on three separate kimberlite pipes. Exploration and development of the underground mine is scheduled to begin in 2005 and will involve the three kimberlite pipes below the open pit limits.

Mineral reserve and mineral resource estimates as of December 31, 2004, are tabulated below.

Diavik Mineral Reserves December 31, 2004

	Proven Reserves			Probable Reserves			Proven and Probable
Pipe	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct
A154S	6.4	4.6	29.4	4.1	4.2	17.3	10.5	4.5	46.7
A154N	4.8	2.2	10.7	5.8	1.8	10.3	10.6	2.0	21.0
A418	5.0	3.2	15.9	3.7	3.2	12.1	8.7	3.2	27.9

Total	16.2	3.5	56.0	13.6	2.9	39.7	29.8	3.2	95.6

Note: Totals may not add up due to rounding

Diavik Additional Mineral Resources December 31, 2004

	Indicated Resources			Inferred Resources
Pipe	M t	Ct/t	M ct	M t	Ct/t	M ct
A154S				0.6	4.4	2.6
A154N				1.6	2.5	4.0
A418				0.6	3.8	2.2
A21	4.3	3.1	13.3	0.5	2.7	1.3

Total	4.3	3.1	13.3	3.2	3.1	10.1

Note: Totals may not add up due to rounding

RPA has audited the mineral reserve and mineral resource estimates for the Diavik Diamond Mine dated December 31, 2004. In RPA's opinion, the drill hole and sampling database are acceptable for mineral resource estimation. RPA's check estimate of the mineral resources of the A154N pipe compare closely with the DDMI resource estimate. The mining, processing and economic parameters are reasonable and acceptable for conversion of mineral resources to mineral reserves. In RPA's opinion, the Diavik Diamond Mine mineral resources and mineral reserves dated December 31, 2004, are reasonable and acceptable.

RPA agrees with the classification of the DDMI mineral reserves into proven and probable categories. RPA has made one change to the classification of mineral resources: RPA has classified the A21 resources into indicated and inferred categories, whereas DDMI had all in the inferred category.

Property Location, Access and Infrastructure

The Diavik Diamond Mine is located in the Northwest Territories some 300 km northeast of Yellowknife. Diavik Diamond Mines Inc. has five mining leases from the Government of Canada with a total area of 2,470.5 hectares. These leases are granted under the terms specified in the Territorial Lands Act and the Territorial Lands Regulations.

A 1,600-metre long airstrip affords regular access to the Diavik Diamond Mine by fixed wing aircraft. Personnel are transported to and from the site, from a number of northern communities, by small commuter aircraft. Weekly service to and from Edmonton is provided by way of Boeing 737 aircraft. The Diavik Diamond Mine is accessible in winter by truck, via a 425 km long winter road, typically in operation from January to March. The majority of supplies required for the mine, including, fuels, lubricants and explosives, are transported over this road.

To support the mining and processing operation at the Diavik Diamond Mine, infrastructure at the site includes a permanent accommodation 264-room complex, part of a 700-person construction camp for overflow accommodation, maintenance shops, warehouse, administration offices, geochemical and environmental laboratory, three 700 hp diesel powered boilers for heating, and a power generating facility consisting of five 4.4 MW diesel generators. Waste heat is recovered from the generators for general heating requirements.

The Lac de Gras region is north of the tree line in the barren lands and is characterized by an abundance of small to large shallow lakes, impeded drainage, low relief, and mix of hummocky boulder strewn terrain and rock exposures. In recent history, Dene, Metis and Inuit peoples used the Lac de Gras area for subsistence hunting and trapping. Today, human activity in the Lac de Gras area is largely confined to exploration, mining, outfitting and guiding related activities.

History

The Diavik Diamond Mine, known as the Diavik Diamond Project prior to the commencement of commercial production, was created to explore and develop diamondiferous kimberlite pipes in an area approximately 300 km northeast of Yellowknife. The original Diavik claims were staked by Aber in late 1991 and early 1992. In 1992 a joint venture was formed between Aber Resources Ltd. (now Aber Diamond Corporation) and partners and Kennecott Canada Inc. (now Kennecott Canada Exploration, Inc.) to continue exploration of the Diavik claims.

Early exploration relied on airborne geophysical surveys and heavy mineral sampling in till. Prospective targets were prioritized for follow up geophysics, sampling and drilling to test for kimberlite, delineate the kimberlite bodies and determine their micro-diamond contents. If results were encouraging, large diameter core holes were drilled to obtain mini-bulk samples.

Four potentially economic kimberlite pipes were discovered by the Diavik joint venture under the waters of Lac de Gras adjacent to East Island. Mini-bulk samples were obtained from the A154S, A154N, A418 and A21 pipes by large diameter core drilling. Underground bulk sampling of the A154S and A418 pipes was undertaken via a decline driven from the shore of East Island. The mini-bulk samples and the underground bulk samples were processed at a pilot plant to recover diamonds for mineral resource estimation and valuation of representative parcels from each pipe.

Diavik Diamond Mines Inc.(DDMI), which was assigned the Kennecott interest, was established in 1996 to develop the joint venture prospects. Based on a definitive Diavik Feasibility Study by SNC Lavalin in 2000, a production decision was taken to develop the Diavik Diamond Mine. Construction proceeded through 2001 to 2002. Equipment, construction materials and fuel were trucked to the site on the winter road.

A kimberlite processing and diamond recovery plant was constructed along with associated infrastructure noted above, plus fuel storage tanks, processed kimberlite containment area, and water storage and treatment facilities. A 3.8 km long water retention dike was constructed around the planned site of the A154 open pit. After dredging of the lake bottom sediments and dewatering the diked area, till overburden was removed to expose the A154S and A154N pipes for mining.

Mining and processing of kimberlite commenced in late 2002. Kimberlite mined and processed has been mostly from the A154S kimberlite with some contribution from A154N. Production to the end of 2004 totals 11.4 million carats of diamonds from 3.1 million tonnes of processed kimberlite for a recovered grade of 3.7 ct/t.

Geology and Mineralization

The Diavik Diamond Mine area is located near Lac de Gras in the central part of the Slave Structural Province which forms a distinct cratonic block within the Canadian Precambrian Shield. The Slave craton contains deformed and metamorphosed, Archean aged metaturbidite and lesser metavolcanic rocks of the Yellowknife Supergroup. These supracrustal rocks have been intruded by extensive Archean granitoids, and are in turn intruded by undeformed, late Archean granites and diabase dike swarms. Pleistocene continental glaciation and retreat has left a thin, discontinuous mantle of sandy and bouldery basal and ablation tills and ice contact deposits such as eskers in the area.

Local geology in the Lac de Gras area consists of three Archean lithologies: (1) greywacke-mudstone metaturbidites, (2) biotite-hornblende tonalite to quartz diorite, and (3) two-mica or K-spar porphyritic granite and granodiorite. The four Diavik kimberlite pipes are aligned in a northeast-southwest direction along with other pipes. Country rocks to the kimberlites are muscovite-biotite granites cut by pegmatite, locally with inclusions of biotite schist (metamorphosed turbidites).

The Diavik kimberlites were formed by volcanic surface eruptions and near surface injections of kimberlite magma and volcaniclastic debris into the granitic country rocks and into mid Cretaceous to Tertiary mudstones that once covered the Archean basement. The kimberlites contain a number of facies, broadly classed into three types of material. Hypabyssal facies represents material crystallized from kimberlite magma. It generally represents a small portion of the Diavik pipes along walls and in roots. Volcaniclastic material formed by fallback or slumping into a crater and epiclastic material composed of kimberlitic and mudstones washed into the crater. The volcaniclastic and epiclastic material make up the bulk of the Diavik kimberlites. Exotic fragments consisting of Cretaceous to Tertiary mudstones and granitic country rocks occur in kimberlite. Mudstone in places forms a significant portion of the kimberlite and dilutes the diamond grade.

Drilling and Sampling

The four Diavik kimberlite pipes for which mineral resources and mineral reserves are reported have been delineated and sampled by a combination of small diameter core drill holes, large diameter core drill holes, large diameter reverse circulation drill holes and Sonic drill holes. Small diameter core holes (HQ and NQ size) drilled from 1994 to 1998 totals 19,494 m in 71 holes on the four pipes. Large diameter core holes (152 mm and 85 mm diameter) from 1996 to 1998 total 11,746 m in 38 holes on the four pipes. An additional 27 small diameter core holes were drilled on the A154S and A154N pipes in 2003 and 2004 (4,951 m) along with ten large diameter reverse circulation holes (61 cm diameter) on A154N and nine 35 cm large diameter reverse circulation and 152 mm Sonic holes on the A418 pipe.

Mini-bulk samples from the large diameter core holes were processed at a pilot plant. Overall for the four Diavik pipes, a total of 266 t were processed from the four pipes to recover 1,028 ct of diamonds. Underground bulk samples were processed at two pilot plants. The 2,587 t sample from A154S yielded 12,688 ct and the 3,350 t sample from A418 yielded 8,325 ct. Similarly, mini-bulk samples from large diameter reverse circulation holes drilled in the A154N pipe in 2004 were processed at a pilot plant. A total of 853 t were processed to recovery 2,109 carats from the A154N pipe.

Diamond valuations for the four pipes were carried out for the 2000 and prior Feasibility Studies. For a representative parcel of the A154S bulk sample diamonds, the value was US$79 per carat. For representative samples of the A418 bulk sample diamonds, different values were obtained for different kimberlite types: US$69 per carat for Type A and US$49 per carat for Type B. Relatively small parcels of diamonds from the large diameter holes returned values of US$33 per carat for A154N and US$28 per carat for A21. The A154N value is superseded by a valuation of US$82 per carat on 11,771 carats recovered from a bulk sample mined in 2003.

In RPA's opinion, the drill hole and bulk sampling data are valid and appropriate for estimation of mineral resources and mineral reserves.

Mineral Resources and Mineral Reserve Estimates

Mineral Resources

There are some significant changes from previous reserve and resource statements. The A154N mineral reserve has increased significantly; previous mineral resources below the open pit have been upgraded by more drilling and have been demonstrated to be economic based on a higher diamond value obtained in bulk sampling. The A21 pipe mineral reserves have been downgraded to mineral resources because of uncertainty in the economics in the 2004 estimate.

The general approach taken by DDMI is simple kriging of stone density values using results of the large diameter core drilling and large diameter reverse circulation drilling. Simple kriging weights grade by domain means as well as by the spatial distribution of composites, in contrast to ordinary kriging or other interpolation methods that weight grades only by spatial distribution. The stone density values for each block were multiplied by the average stone weight (ct/stn) for the particular kimberlite unit (domain) to obtain grade values (ct/t). The block volumes were multiplied by the average bulk density for the particular kimberlite domain to obtain block tonnage.

The three dimensional solids models of each kimberlite pipe and the kimberlite unit domains within each pipe were modelled from the delineation diamond drill hole pierce points of the kimberlite contacts with wallrocks and other kimberlite units.

The large diameter core samples were composited to regularize the samples for uniform weighting prior to geostatistical interpolation of stones/tonne values. The composites were declustered in preparation for block model interpolation. Block models were constructed for each pipe with block dimensions of 15 m by 15 m horizontal by 10 m vertical. The blocks corresponded vertically to the planned mining bench heights.

RPA audited the Diavik diamond mineral resource estimates in connection with a previous assignment in 2001. At that time, RPA's opinion was that the DDMI mineral resource estimate was reasonable and acceptable. Since that time, the Diavik Diamond Mine has come into operation and has produced significant quantities of diamonds. Production has come primarily from the A154S pipe with some from the A154N pipe.

Reconciliation studies by DDMI compared tonnes and grade mined with reserve estimates. Several factors were identified as contributing to lower than expected production grades in 2003, including the presence of mud rich kimberlite, higher moisture content and lower density than expected in the upper benches of A154S, lower than expected recovery of small diamonds in the process plant, and processing of some low grade A154N kimberlite. These factors were taken into account in the December 31, 2004, resource and reserve estimate and led to the introduction of a 94% metallurgical recovery factor for the processing plant.

For the December 31, 2004, resource estimate, DDMI has redone the 2000 block model using the same simple kriging methodology as described above, but with results of more drilling, bulk sampling, operating experience and the factors noted above.

RPA reviewed the 2004 DDMI mineral resource estimate and did an independent block model estimate of the A154N kimberlite pipe, the pipe with the most new data collected in 2003 and 2004. RPA used ordinary kriging of ct/t values in LDC drill holes instead of simple kriging of stn/t values used by DDMI. Results of the RPA estimate compared closely with the 2004 DDMI mineral resource estimate for the A154N pipe.

In RPA's view, the DDMI mineral resource estimates for the A154S, A154N, A418 and A21 pipes are reasonable and acceptable.

DDMI classified mineral resources in each kimberlite pipe into measured, indicated and inferred categories depending on the density of drilling information, sample spacing, and assessment of geological continuity. DDMI classifies its mineral resources and mineral reserves under the Australian Joint Ore Reserve Committee (JORC) code. RPA has reviewed the classification of the Diavik mineral resources with respect to the CIM standards for classification of mineral resources, as required under National Instrument 43-101 (NI 43-101).

RPA agrees with the DDMI mineral resource classifications with the exception of the A21 pipe, which DDMI classified all as inferred. In RPA's view, it is more appropriate to classify the A21 mineral resources as indicated and inferred under the CIM standards of classification, to reflect level of geological knowledge and confidence in the grade and tonnage estimates. In the 2000 Feasibility Study, the A21 Pipe was classified as indicated resource and inferred resource; most of the indicated resource was converted to probable reserve.

Mineral Reserves

Pre-production mineral reserves were estimated in the 2000 Feasibility Study from the mineral resources and included both open pit and underground mineral reserves. Since commencement of diamond production in late 2002, the original mineral resource estimate, the open pit designs and the underground mining plans have been modified from those in the Feasibility Study. The modifications to the A154S, A154N and A418 open pit designs are relatively minor. The A21 pipe was originally in the mine plan as an open pit and classified as mineral reserves, but is not included in the 2004 mineral reserves because of uncertain economics. The A21 pipe has been declassified to mineral resources, as noted previously. DDMI plans to do more work in future on the A21 pipe to gain more confidence in the mineral resource estimate and diamond value.

New studies have been undertaken on underground mining of the A154S, A154N and A418 pipes which have resulted in major changes to the underground mineral reserves. The largest change is to the A154N pipe which had no underground mineral reserves in the 2000 Feasibility Study, but has a significant underground mineral reserve in 2005. This change is largely due to a new valuation of A154N diamonds based on a bulk sample from the open pit in 2003 and samples from large diameter reverse circulation drilling in 2004.

External dilution is estimated at 4%, primarily to allow for inclusion of granitic wallrock in the kimberlite mill feed. Reconciliation studies indicate that 4% is a reasonable estimate. There is no internal dilution since all of the kimberlite will be mined; similarly mining recovery is assumed to be 100%. The concept of a cut-off grade is not applicable since there will be no mining selectivity: all of the kimberlite will be mined to the economic depth of each open pit.

DDMI revised and reassessed the 2000 Feasibility Study underground mine designs and parameters in 2004. Modifications were made for the A154S and A418 pipes where underground mining is planned to take place after most of the open pit mining is completed. In the case of the A154N pipe, where underground mining was not planned in the 2000 Feasibility Study, underground mining is now planned because a new diamond valuation makes the economics more attractive.

Underground mining is planned to be by underhand cut and fill, cut and fill, and blast hole cut and fill with access via haulage ramps with sublevel development. Major considerations in mine design are the inherent weakness of the kimberlite and water inflow. Mining recovery and dilution estimates are included in the reserve estimate. Dilution is estimated to be 4% at zero grade for the open pits and 11% to 16% at zero grade for underground mining, depending on the mining method applied. Mining recovery is assumed to be 100% in the open pits and 90% for underground mining.

In 2005, DDMI is commencing a program of underground exploration and test mining at the A154S, A154N and A418 pipes to test ground and water conditions in order to do more detailed mine planning. In RPA's view, this program is justified and should result in much valuable information.

In its determination of mineral reserves, DDMI assessed the economics of open pit mining and underground mining. DDMI has over two years of operating experience with parameters such as direct and indirect operating costs, ongoing capital requirements, mining productivity, processing plant capacity and recovery, and diamond values. Other parameters, such as underground mining capital and operating costs, dilution and recovery, productivity, ground conditions, water inflow, have been reviewed and reassessed since the time of the 2000 Feasibility Study. RPA has reviewed the economic studies and parameters used by DDMI to justify the designation of mineral reserves and concurs that they are reasonable and acceptable.

RPA concurs with the mineral reserve estimate and the classification into proven and probable categories, as listed in the following table.

Diavik Open Pit and Underground Reserves December 31, 2004

	Proven Reserves			Probable Reserves			Proven and Probable
Pipe	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct
A154S
Open Pit	6.4	4.6	29.4	1.3	5.0	6.4	7.7	4.7	35.8
Underground	0	0	0	2.8	3.9	10.9	2.8	3.9	10.9
A154N
Open Pit	2.2	2.7	5.8	0	0	0	2.2	2.7	5.8
Underground	2.7	1.8	4.9	5.8	1.8	10.3	8.5	1.8	15.2
A418
Open Pit	4.4	3.2	14.2	0	0	0	4.4	3.2	14.2
Underground	0.5	3.0	1.6	3.7	3.2	12.1	4.3	3.2	13.7

Total	16.2	3.5	56.0	13.6	2.9	39.7	29.8	3.2	95.6

Note: Totals may not add up due to rounding

Other relevant data and information

Currently, mining of the Diavik Diamond Mine is by conventional open pit methods in the A154 open pit. Ore mined from the A154S and A154N pipes in ten metre benches is loaded into trucks with hydraulic shovels and hauled to the plant and stockpiled for rehandling into the plant. Ore is fed to the processing plant in batches. The mine trucks are used to haul waste to the waste dumps. The mine operates around the clock; most operators work a 12-hour shift.

Production from the A418 open pit is scheduled to commence in 2008. Construction on the A418 water retention dike is scheduled to start in 2005. The 2005 Mine Plan includes only Proven and Probable Mineral Reserves.

Underground mining of parts of the A154S, A154N and the A418 pipes below the completed open pits is scheduled to begin in 2008. An underground exploration and test mining program will begin in 2005 to further delineate and test underground stoping methods. Stoping methods planned include underhand cut and fill, cut and fill, and blast hole cut and fill.

The processing plant recovers diamonds from the kimberlite by means of primary crushing and scrubbing to remove fine material to tailings, secondary crushing to limit the particle top size to 25 mm, dense medium separation (DMS) to recover heavy minerals including diamonds, re-crushing DMS reject to 6 mm to liberate locked diamonds, wet and dry x-ray sorting plus magnetic separation to recover diamonds from DMS concentrate, single particle x-ray sorting, sizing, packaging and transport to Yellowknife. Processed kimberlite is placed in the processed kimberlite containment storage area.

Diamonds are flown from the Diavik Diamond Mine to the production splitting facility (PSF) in Yellowknife where the diamonds are cleaned, sorted and split into Aber's 40% share and DDMI's 60% share. Aber's share of the diamonds is transported to Toronto for further sorting and then sale into international markets.

DDMI completed a thorough environmental assessment before the Diavik Diamond Mine site was developed. An environmental staff of nine is responsible for monitoring, directing, reporting and communicating on the environmental issues. DDMI reports that the project is in compliance with all permits and that there are no other environmental liabilities known at this time.

Capital costs, excluding escalation, are estimated at some C$869 million from 2005 to 2017. A large part of the capital expenditure is scheduled over the next four years and relates to the underground program and construction of the A418 dike. Annual operating costs are in the order of C$220 million currently.

In order to demonstrate the economic viability of the Diavik mineral reserves, RPA has prepared a cash flow model for the Diavik Diamond Mine and done sensitivity analysis. RPA has used DDMI forecasts of mine production, capital costs and operating costs from 2005 to 2017. Diamond values are from the 2000 Feasibility Study except for the A154N pipe for which the 2003 bulk sample value is used. For the purposes of the model, the Diavik Diamond Mine was assumed to be a taxable entity. This is not actually the case, since each of the Diavik joint venture participants is responsible for its own taxes.

The RPA cash flow model is very robust and clearly shows that the Diavik Diamond Mine is profitable and that the designation as mineral reserves is justified.

Other Properties

In addition to the Diavik Property, Aber, through its subsidiary Aberex Minerals Ltd., has very minor interests in:

1.
The WO Claim Block diamond exploration project, located immediately south of the Diavik Property; and

2.
The ATW Claim Block diamond exploration project, located immediately south of the Diavik Property.

ITEM 4 — DIVIDENDS

In fiscal 2004-2005, Aber announced the implementation of a dividend policy to provide shareholders an annual dividend of US$0.60 per share, declared and paid quarterly.

A dividend of US$0.15 per share was paid on January 14, 2005, to shareholders of record on December 24, 2004.

Under the terms of the credit facilities, the Company must make certain pre-payments in the event that it makes any dividend payments. The Board of Directors expects to periodically review the dividend policy based on such factors as earnings, capital requirements and the operating and financial condition of the Company. The Board of Directors will announce any changes in the Company's current dividend policy when and if the Board of Directors of the Company implements such changes.

ITEM 5 — DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares. Holders of common shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Company. Each common share carries the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of common shares are entitled to receive dividends as and when declared by the board of directors of the Company.

ITEM 6 — MARKET FOR SECURITIES

Aber's common shares have been listed for trading on the Toronto Stock Exchange (symbol ABZ) since March 7, 1988. The Company is a reporting issuer, or equivalent, in each of the provinces and territories of Canada. Aber's common shares have been listed for trading on the Small Cap Market of the National Association of Securities Dealers Automated Quotations system (NASDAQ) since March 20, 1989 (trading symbol ABER).

Trading Price and Volume

The following table outlines the 52-week trading history as well as monthly trading history during the period from February 2004 to January 2005 based on the closing price for Aber Diamond Corporation shares on the Toronto Stock Exchange for Aber's fiscal year ended January 31, 2005:

52 — Week High:	C$47.31
52 — Week Low:	C$37.25
Average Daily Volume:	152,961

Month	High (C$)	Low (C$)	Average Daily Volume
February (2004)	47.30	42.48	140,515
March	46.49	40.40	171,422
April	43.47	37.82	148,971
May	45.25	37.25	156,940
June	45.00	38.75	139,809
July	40.94	39.10	69,019
August	42.75	38.50	58,219
September	44.60	41.18	95,352
October	45.50	42.29	90,435
November	47.31	41.75	142,486
December	46.25	41.00	504,871
January (2005)	42.45	39.20	111,500

ITEM 7 — DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The names, municipalities of residence, current positions with Aber as of report date and principal occupations of each of the directors and officers of Aber as of January 31, 2005 and the preceding five years are as follows (Such information, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually):

Name of Director	Biography
Robert A. Gannicott Chairman and Chief Executive Officer Director since June 19, 1992	Robert A. Gannicott of Toronto, Ontario, Canada, was appointed the President and Chief Executive Officer of the Company in September 1999. Upon the appointment of Mr. O'Neill as President on April 15, 2004, Mr. Gannicott continued his duties as Chief Executive Officer and was appointed Chairman of the Board on June 22, 2004. A geologist, Mr. Gannicott has worked extensively in the Northwest Territories and in Greenland. He has recently chaired the CIM/OSC Diamond Exploration Disclosure Committee. He is a director of Strongbow Exploration Inc.
Lars-Eric Johansson(1)(3) Director since June 2, 2003
Lars-Eric Johansson of Toronto, Ontario, Canada is Executive Vice-President and Chief Financial Officer, Kinross Gold Corporation. Mr. Johansson recently served as Special Advisor on Project Financing to Falconbridge Limited's Koniambo nickel project in New Caladonia and served as the Executive Vice-President and Chief Financial Officer of Noranda Inc. Mr. Johansson is Chairman of the Board of Forsbecks AB, Sweden, a director of Golden Star Resources Limited and a director of Tiberon Minerals Limited.

Lyndon Lea(2) Director since December 3, 2004	Lyndon Lea of London, England, has been an investor with HM (EU) Partners LLP since 1998.
Laurent E. Mommeja(1)(2) Director since June 22, 2004
Laurent E. Mommeja of Paris, France, was appointed as the Director of Europe and the Middle East for Hermes International as of January 2001. Prior to this appointment he was the Chief Executive Officer and President of Hermes of Paris Inc., a US subsidiary of Hermes International.
Thomas J. O'Neill President Director since July 22, 2002
Thomas J. O'Neill of Paris, France, was appointed the President of the Company and Chief Executive Officer of the Company's subsidiaries, Harry Winston, Inc. and H.W. Holdings, Inc., on April 15, 2004. Prior to his appointment, Mr. O'Neill was a director and President Worldwide, Burberry Group plc, a British retailer and luxury goods company. Mr. O'Neill's career in luxury retailing includes senior executive positions with Tiffany & Co, Louis Vuitton and LVMH. He is a director of C & J Clark Limited, U.K.
J. Roger B. Phillimore Director since November 17, 1994
J. Roger B. Phillimore of London, England, is a corporate director and advisor to companies primarily in the natural resource industry. He is the Deputy Chairman of Lonmin plc, a mining corporation based in Britain. For 20 years up to 1993, he was employed by the Anglo American Corporation of South Africa group of companies, including 11 years as a senior executive and director of Minorco S.A.
D. Grenville Thomas Director since July 7, 1980
D. Grenville Thomas of Vancouver, British Columbia, Canada, is a mining engineer and is the Company's founder and current Honorary Chairman, after having served as President and Chief Executive Officer until 1996 and Chairman from 1996 until 1998. From 1967 to 1976 he worked as a self-employed mineral property prospector and contractor, focusing primarily on properties located in the Northwest Territories. He is a director of Strongbow Exploration Inc. and Helio Resources Corp.

Eira M. Thomas(1)(2)(3) Director since April 28, 1998
Eira M. Thomas of Vancouver, British Columbia, Canada, is a geologist and has been a director, President and Chief Executive Officer of Stornoway Diamond Corporation since July 2003. She was President of Navigator Exploration Corp. from March 2000 to July 2003, and a director of that company until May 2004. Prior to that she worked with the Corporation as a geologist and went on to become Vice-President, Exploration for the Corporation. She is a director of Strongbow Exploration Inc., Fortress Minerals Corp., International Uranium Corporation, and is on the boards of The Prospectors and Developers Association of Canada and the Northwest Territories and Nunavut Chamber of Mines.
John M. Willson(2)(3) Director since January 25, 2005
John M. Willson of Vancouver, British Columbia, Canada, has been serving as a corporate director of a number of publicly traded companies since April 20, 2000. Prior to that he served as President and Chief Executive Officer of Placer Dome Inc. He is a director of Nexen Inc., Finning International Inc., Panamerican Silver Corp., Graventa (Canada) Ltd. and Placer Dome Inc.

(1)
Member of the Audit Committee.

(2)
Member of the Human Resources and Compensation Committee.

(3)
Member of the Corporate Governance Committee.

Name of Officer	Biography
Alice Murphy Vice-President, Chief Financial Officer	Alice Murphy, of Toronto, Canada, is a Chartered Accountant and joined Aber as Chief Financial Officer. Prior to Aber, she served as Vice-President, Finance with Pricewaterhouse Coopers LLP.
James R.V. Pounds Senior Vice-President, Diamond Management
James R.V. Pounds of Antwerp, Belgium is Senior Vice-President, Diamond Management. He joined Aber as Vice-President, Sales. Prior to working for the Company, he was Project Manager, De Beers Group following his position as Managing Director, Diamdel Israel (De Beers direct trading arm in Israel).
Michael A. Ballantyne Vice-President, Northwest Territories
Michael A. Ballantyne, of Yellowknife, Canada, serves as the Company's Vice-President, Northwest Territories. Prior to joining Aber, he was President of EAN North, and previously Minister of Justice and Minister of Finance of the Northwest Territories.
Kevin Marchant Vice-President, Production	Kevin Marchant, of Toronto, Canada, is Aber's Vice-President, Production. Prior to Aber, he worked as Senior Diamond Valuer for Special Valuations, Argyle Diamonds.
Raymond N. Simpson Vice-President, Corporate Development
Raymond N. Simpson, of New York, USA, is Aber's Vice-President, Corporate Development and serves as Harry Winston's Chief Operating Officer. Prior to Aber and Harry Winston, he was Director of Operations, De Beers-LV, following his position as Head of Business Development for the Central Selling Organization, De Beers Group.
Shlomo Tidhar Vice-President, Valuation	Shlomo Tidhar, of Toronto, Canada, is Aber's Vice-President, Valuation. Prior to joining Aber, he served as a consultant to Aber.

The directors and officers of Aber, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 1,394,098 of the common shares of Aber, representing 2.4% of issued and outstanding common shares as of March 31, 2005.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set out below, to the knowledge of the Corporation, no director of the Corporation is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. To the knowledge of the Corporation, in the past ten years, no director has become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

Lars-Eric Johansson

Kinross Gold Corporation, a reporting issuer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, is currently subject to a cease trading order issued by the Toronto Stock Exchange on April 1, 2005 for failure to file its annual financial statements.

ITEM 8 — AUDIT COMMITTEE

The Audit Committee Charter as approved by the Board is included in Appendix 1. The members of the Audit Committee are Directors of the Company and are identified above.

Education and Experience

This section describes the education and experience of the Company's Audit Committee members that is relevant to the performance of their responsibilities in that role.

The Board believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be "independent" and "financially literate" as such terms are defined under Canadian and United States securities laws and the NASDAQ rules. The Board has also determined that the Chairman of the Audit Committee, Lars-Eric Johansson, is a financial expert who has over 15 years experience as CFO of major Canadian public mining companies. Each member of the Audit Committee currently is, or has previously been, in charge of, or a consultant to, a significant business operation, as president or chief executive officer or chief financial officer of a public company. In this position, they would have actively supervised people engaged in preparing, auditing, analyzing or evaluating financial statements.

Lars-Eric Johansson is the Executive Vice President and Chief Financial Officer of Kinross Gold Corporation. Prior to that, he held the position of Special Advisor of Noranda Inc. (2003 - 2004) and the Executive Vice President & Chief Financial Officer of Noranda Inc. (2002 — 2003) of Toronto. He is on the board of Tiberon Minerals Ltd., and the Audit Committee of Tiberon Minerals Ltd. Mr. Johansson graduated from the Gothenberg School of Economics in 1970 with specialty in Financing and Accounting.

Laurent E. of Mommeja is the Director of Europe and the Middle East for Hermes International as of January 2001. Prior to this appointment he was the Chief Executive Officer and President of Hermes of Paris Inc., a US subsidiary of Hermes International. He is a on the Board of Directors of six subsidiaries of Hermes International (Italy, Germany, Great-Britain, Switzerland, Iberia and Benelux) and continues to serve on the Board of Directors of Hermes Paris Inc. Mr. Mommeja holds a Masters in Business Administration with a major in Marketing.

Eira M. Thomas is the President and Chief Executive Officer of Stornoway Diamonds Corporation. She is on the boards of Strongbow Exploration Inc., International Uranium Corporation, and serves on the Audit Committee of Fortress Minerals Corp. She has board positions with the Prospectors and Developers Association of Canada and the Northwest Territories Chamber of Mines. Ms. Thomas holds a B.Sc. in Geology from the University of Toronto.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy for the engagement of the shareholders' auditors. The text of the policy is included in Appendix 1.

External Auditor Service Fees

Fees paid to KPMG LLP during the years ended January 31, 2004 and 2005 in Canadian Dollars were as follows:

	2004 (Cdn)	2005 (Cdn)
Audit Fees(1)	$168,615	$923,132
Audit Related Fees(2)	$125,646	$443,268
Tax Fees(3)	$110,793	$192,193
All other Fees(4)	$2,500	$4,000

(1)
Includes audit and review services.

(2)
Includes SOX 404 work and various audit services required as per legal obligations.

(3)
Primarily tax advisory services.

(4)
Review of annual meeting materials.

ITEM 9 — LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings, and there are no material legal proceedings to which any of the Company's property is subject, and no such proceedings are known to Aber to be contemplated.

ITEM 10 — INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In 1999, the Company and Tiffany & Co. ("Tiffany") entered into a strategic alliance. The Aber-Tiffany agreement, signed in July 1999, involved a $104 million private placement of Aber equity (8,000,000 shares) and a 10-year diamond purchase agreement through an Aber-Tiffany partnership vehicle of a minimum of US$50 million per year commencing at the beginning of production from the Diavik Mine. The diamond supply agreement was revised in March 2003 to allow for direct sales of rough diamonds by Aber Diamond Mines Ltd., a wholly owned subsidiary of the Company located in Yellowknife, Northwest Territories, to Tiffany rather than through the Aber-Tiffany partnership vehicle. In March 2003, the supply of diamonds commenced to Tiffany under the terms of the agreement. James N. Fernandez, the Executive Vice-President of Tiffany, was appointed to the Board as a nominee of Tiffany's on July 30, 1999, and he resigned on December 6, 2004 when Tiffany sold its interest in the Company.

ITEM 11 — TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares of the Company is CIBC Mellon Trust Company of Canada at its principal transfer office in Toronto, Ontario.

ITEM 12 — INTERESTS OF EXPERTS

Certain technical information contained in this Annual Information Form relating to the Diavik Mine has been prepared by Roscoe Postle Associates Inc., in connection with the mineral reserve and mineral resource audit pursuant to the Company's NI 43-101 Technical Report. To the knowledge of the Company, Roscoe Postle Associates Inc. beneficially held, directly and indirectly, less than 1% of the outstanding common shares of Aber at the time of the preparation of the report.

There is no other person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report of valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or related to, its most recently completed financial year other then KPMG LLP, the Company's external auditors. To the knowledge of the Company, KPMG LLP did not hold beneficially, directly and indirectly any of the outstanding common shares of Aber and the time of preparation of the reports.

ITEM 13 — MATERIAL CONTRACTS

The only contract entered into by Aber since January 1, 2002, other than contracts entered into by Aber in the ordinary course of business, that is currently material to Aber is its amended and restated credit agreement dated as of March 3, 2004 which was amended as of March 11, 2005 (the "Credit Agreement"). The Credit Agreement is among Aber and Aber Diamond Mines Ltd., as borrowers and guarantors as well as certain of Aber's subsidiaries as guarantors and a syndicate of Canadian banks and certain foreign banks and other financial institutions as lenders.

The Credit Agreement provides for a $100 million term facility and a $75 million revolving facility which are secured by charges against Aber's interest in the Diavik Diamond Mine as well as various other security. For additional detail on the terms of the Credit Facility, see "Contractual Obligations" in Aber's MD&A and Note 12 — Long Term Debt in Aber's Financial Statements.

ITEM 14 — ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Further, additional information, including directors' and officers' remuneration and indebtedness, principal holders of Aber's securities and securities authorized for issuance under equity compensation plans is contained in Aber's information circular dated April 25, 2005, for the annual meeting of shareholders scheduled for June 9, 2005. Additional financial information is provided in Aber's comparative financial statements for the years ended January 31, 2005 and January 31, 2004, which is included in Aber's Annual Report.

APPENDIX 1 — AUDIT COMMITTEE CHARTER

MANDATE

The Audit Committee is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its oversight responsibilities.

The Committee's primary duties and responsibilities are to:

•
Review and assess management's overall process to identify principal risks that could affect the achievement of the corporation's business plans and to monitor the process to manage such risks.

•
Oversee and monitor the Corporation's compliance with legal and regulatory requirements.

•
Be directly responsible for the appointment, compensation and oversight of the external auditors.

•
Oversee audits of the Corporation's financial statements.

•
Oversee and monitor the qualifications, independence and performance of the Corporation's external auditors and internal auditing department.

•
Oversee and monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance.

•
Provide an avenue of communication among the external auditors, management, the internal auditing department, and the Board.

•
Report to the Board regularly.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination.

MAJOR RESPONSIBILITIES AND FUNCTIONS

Review Procedures

Review and update the Committee's charter at least annually and provide a summary of the Committee's composition and responsibilities in the Corporation's annual report or other public disclosure documentation.

Provide a summary of all approvals by the Committee of the provision of audit, audit-related, tax and other services by the external auditors for inclusion in the Corporation's annual report filed with the United States Securities and Exchange Commission.

Annual Financial Statements

1.
Discuss and review with management and the external auditors the Corporation's annual audited financial statements and related documents prior to their filing or distribution. Such review to include:

a)
the annual financial statements and related footnotes, including significant issues regarding accounting policies and practices and significant management estimates and judgements, including any significant changes in the Corporation's selection or application of accounting principles, any major issues as to the adequacy of the Corporation's internal controls and any specific steps adopted in light of material control deficiencies;

  b)
  a review of the use of off-balance sheet financing, including management's risk assessment and adequacy of disclosure;

  c)
  a review of the external auditors' audit examination of the financial statements and their report thereon;

  d)
  a review of any significant changes required in the external auditors' audit plan;

  e)
  a review of any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the external auditors' work or access to required information;

  f)
  a review of other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards;

  g)
  all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

  h)
  other material written communications between the external auditors and management. such as any management letter or schedule of unadjusted differences.

2.
Review and formally recommend approval to the Board the Corporation's:

a)
year-end audited financial statements;

b)
annual earnings press releases;

c)
Management's Discussion and Analysis;

d)
Annual Information Form; and

e)
all prospectuses and information circulars as to financial information.

  The review shall include a report from the external auditors about the quality of the most critical accounting principles upon which the Corporation's financial status depends, and which involve the most complex, subjective or significant judgemental decisions or assessments.

Quarterly Financial Statements

3.
Review with management and the external auditors and either approve (such approval to include the authorization for public release) or formerly recommend for approval to the Board the Corporation's:

a)
quarterly unaudited financial statements and related documents, including Management's Discussion and Analysis and interim earnings press releases; and

b)
any significant changes to the Corporation's accounting principles.

4.
Review and discuss quarterly reports from the external auditors regarding:

a)
all critical accounting policies and practices to be used;

  b)
  all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

  c)
  other material written communications between the external auditors and management. such as any management letter or schedule of unadjusted differences.

Internal Control Environment

5.
Ensure that management provide to the Committee an annual report on the Corporation's control environment as it pertains to the Corporation's financial reporting process and controls.

6.
Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risk to the Corporation.

7.
Review the effectiveness of the overall process for identifying the principal risks affecting the achievement of business plans and provide the Committee's view to the Board of Directors.

8.
Review significant findings prepared by the external auditors and the internal auditing department, together with management's responses.

9.
Review, in consultation with the internal auditors and the external auditors, the degree of coordination in the audit plans of the internal auditors and the external auditors, and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud, or other illegal acts. The Committee will assess the coordination of audit effort to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditors for the strengthening of internal controls shall be reviewed and discussed with management.

Other Review Items

10.
Review policies and procedures with respect to officers' and directors' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the external auditors.

11.
Review all insider transactions and related party transactions between the Corporation and any officers or directors.

12.
Review with the General Counsel, the head of internal audit and the external auditors the result of their review of the Corporation's monitoring compliance with each of the Corporation's published codes of business conduct and applicable legal requirements.

13.
Review legal and regulatory matters, including correspondence with regulators and governmental agencies that may have a material impact of the interim or annual financial statements, related corporation compliance policies, and programs and reports received from regulators or governmental agencies.

14.
Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the internal auditors or the external auditors.

15.
Review with the President & Chief Executive Officer, the Chief Financial Officer of the Corporation and the external auditors: (i) all significant deficiencies identified and material weaknesses in the design or operation of the Corporation's internal controls and procedures for financial reporting which could adversely affect the Corporation's ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") within the required time periods and (ii) any fraud, whether or not material, that involves management of the Corporation or other employees who have a significant role in the Corporation's internal controls and procedures for financial reporting.

External Auditors

16.
Be directly responsible, in the Committee's capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the appointment, compensation and oversight of the work of the external auditors (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditors shall report directly to the Committee.

17.
Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chairman of the Committee or by a majority of the members of the Committee.

18.
Review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors' independence, including, without limitation, (i) receiving and reviewing, as a part of the report described in the preceding paragraph, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation and its affiliates, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence.

19.
Review and evaluate:

a)
the external auditor's and the lead partner of the external auditors' team's performance, and make a recommendation to the Board regarding the reappointment of the external auditors at the annual meeting of the Corporation's shareholders or regarding the discharge of such external auditors;

b)
the terms of engagement of the external auditors, together with their proposed fees;

c)
external audit plans and results;

d)
any other related audit engagement matters; and

e)
the engagement of the external auditors to perform non-audit services, together with the fees therefore, and the impact thereof, on the independence of the external auditors.

20.
Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs 18 and 19, evaluate the external auditors' qualifications, performance and independence, and the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of internal audit. The Committee shall present its conclusions with respect to the external auditors to the Board.

21.
Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis.

22.
Recommend to the Board policies for the Corporation's hiring of employees or former employees of the external auditors who participated in any capacity in the audit of the Corporation.

23.
Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors, including a review of management consulting services and related fees provided by the external auditors compared to those of other audit firms.

Internal Audit Department and Legal Compliance

24.
Meet with the internal auditors as required, but in any event at least quarterly.

25.
Review and concur in the appointment, replacement, reassignment, or dismissal of the head of internal audit.

26.
Confirm and assure, annually, the independence of the internal audit department.

27.
Consider and review with management, the external auditors, and the head of internal audit:

a)
significant findings during the year and management's responses and follow-up thereto;

b)
any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information;

c)
any changes required in the planned scope of their audit plan;

d)
the resources, budget, reporting relationships and planned activities of the internal auditors;

e)
the internal audit department charter; and

f)
internal audit's compliance with the IIA's Standards for the Professional Practice of Internal Auditing (Standards).

Approval of Audit and Non-Audit Services

28.
Review and, where appropriate, approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors (subject to the de minimus exception for non-audit services prescribed in applicable legislation which are approved by the Committee prior to the completion of the audit).

29.
Review and, where appropriate and permitted, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors.

30.
If the pre-approvals contemplated in paragraphs 28 and 29 are not obtained, approve, where appropriate and permitted, the provision of all audit and non-audit services promptly after the Committee or a member of the Committee to whom authority is delegated becomes aware of the provision of those services.

31.
Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs 28 through 30. The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.

Other matters

32.
Review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

33.
Review and approve hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.

34.
Report Committee actions to the Board with such recommendations, as the Committee may deem appropriate.

35.
Conduct or authorize investigations into any matters within the Committee's scope of responsibilities.

36.
The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the external auditors for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

37.
The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

38.
The Committee shall evaluate its performance annually.

39.
Perform such other functions as required by law, the Corporation's charter or bylaws, or the Board.

40.
Consider any other matters referred to it by the Board.

41.
Establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or audit matters, and (b) the confidential submission by employees of the Corporation of concerns regarding questionable accounting controls or auditing matters.

OPERATION OF COMMITTEE

Reporting

The Committee shall report to the Board. The full Board shall be kept informed of the Committee's activities by a report following each Committee meeting.

Composition of Committee

The Committee shall consist of not less than three Directors as determined by the Board, all of whom shall qualify as independent Directors and who are free from any relationship that would interfere with the exercise of his or her independent judgement.

All members of the Committee shall have the financial literacy to be able to read and understand the Corporation's financial statements and to understand the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. At least one member shall have acquired, through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

•
An understanding of generally accepted accounting principles and financial statements;

•
The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•
Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;

•
An understanding of internal controls and procedures for financial reporting; and

•
An understanding of audit committee functions.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on the Committee, and required public disclosure is made.

Appointment of Committee Members

Members of the Committee shall be appointed at a meeting of the Board, typically held immediately after the annual shareholders' meeting, provided that any member may be removed or replaced at any time by the Board and shall in any event cease to be a member of the Committee upon ceasing to be a member of the Board.

Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

Chairman

The Corporate Governance Committee will recommend an independent and financially literate director as Chairman of the Committee to the Board for approval. The Board shall appoint the Chairman of the Committee.

If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.

The Chairman presiding at any meeting shall not have a casting vote.

Secretary

The Committee shall appoint a Secretary who need not be a member of the Committee or a director of the Corporation. The Secretary shall keep minutes of the meetings of the Committee.

Compensation

Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept any consulting, advisory or other compensatory fee from the Corporation or its affiliates. For greater certainty, director's fees are the only compensation an audit committee member may receive from the Corporation or its affiliates.

Committee Meetings

The Committee shall meet at least quarterly at the call of the Chairman. The Chairman of the Committee may call additional meetings as required. In addition, a meeting may be called by any director or by the external auditors.

Committee meetings may be held in person, by video-conference, by means of telephone or by any combination of any of the foregoing.

Notice of Meeting

Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by electronic communication to each member of the Committee and to external auditors at least 48 hours prior to the time fixed for such meeting.

A member and the external auditors may, in any manner, waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

Quorum

A majority of committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

Attendance at Meetings

The Chief Executive Officer, the Chief Financial Officer, the Controller and the head of internal audit are expected to be available to attend meetings, but a portion of every meeting will be reserved for in-camera discussion without members of management being present.

The Committee should meet, on a regular basis and without management present, with the head of internal audit, the external auditors, and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

The Committee may by specific invitation have other resource persons in attendance.

The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.

Minutes

Minutes of Committee meetings shall be sent to all Committee members and to the external auditors.

Engaging Outside Resources

The Committee is empowered to engage outside resources, as it deems advisable, at the expense of the Corporation.

APPENDIX 2 — GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT

berm — an embankment of crushed and screened rock fill.

carat — unit used to measure gemstones, equal to 200 milligrams or 0.2 grams. For smaller gems, 100 points is equal to one carat.

core — the long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

CPT — carats per tonne.

diamantaire — a professional diamond trader or manufacturer active in the diamond business.

diamondiferous — containing diamonds.

diamonds — a crystallized variety of pure carbon that may be of gem quality.

dike — a temporary structure used to retain or restrict water flow.

dilution — the effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

grade — number of carats (or other unit of weight) in a physical unit of ore, usually expressed in carats per tonne.

Cut-off grade — is the minimum grade at which a tonne of rock can be processed on an economic basis.

Recovered grade — is actual grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

kimberlite — A volatile-rich, potassic, ultrabasic rock which varies in mineralogical composition and texture. Kimberlite magmas originate at great depth in the earth's mantle and as they ascend rapidly to the surface they are often emplaced in vertical, carrot-shaped bodies known as pipes or thin (1-3 metres wide) tabular bodies known as dikes. Kimberlite deposits may or may not contain diamonds.

MCT — million carats per tonne.

mineral reserves:

— mineral reserve:    The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

— proven mineral reserve:    The part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

— probable mineral reserve:    The estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

mineral resources:

— mineral resource:    A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

— measured mineral resources:    A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

— indicated mineral resources:    An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MT — million tonnes.

open pit — a mine that is entirely on surface. Also referred to as an open-cut or open-cast mine.

pipe — see "kimberlite" above.

polished diamonds — rough stones that have been cut and polished for retail trade.

qualified person — is an individual who:

(a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project, and the technical report; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators.

reclamation — the restoration of a site after mining or exploration activity is completed.

recovery — a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

rough diamonds — untreated stones in run-of-mine form, which have been boiled and cleaned.

sample — a small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

till — a glaciogenic, surficial deposit composed of unsorted clay, sand and matrix-supported rock fragments.

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